Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-149714

PROSPECTUS SUPPLEMENT NUMBER 2

dated November 17, 2008 to the

TIAA-CREF Investment Horizon Annuity Prospectus

dated July 23, 2008

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus. Capitalized terms used herein but not defined have the meanings ascribed to them in the prospectus.

You should carefully review the entire prospectus, including in particular the section entitled “Potential Risk Factors That May Affect Future Results” beginning on page 22 of the prospectus.

I.	CHANGES TO TIAA-CREF LIFE BOARD MEMBERS AND OFFICERS

On November 13, 2008, Russell Noles was appointed by TIAA-CREF Life to serve on its Board and act as Chairman of the Audit Committee, replacing Craig K. Nordyke who previously served in that role. In addition, Patrick Kennedy was appointed on that date to serve on TIAA-CREF Life’s Board and as a member of the Audit Committee. Furthermore, on November 13, 2008, Brian Browdie, Stephen Gruppo, Padel Lattimer, and Susan Tannehill resigned from their positions on the Board of TIAA-CREF Life. Craig K. Nordyke and Kim Petry, former members of TIAA-CREF Life’s Board, resigned from their positions with TIAA-CREF Life, as well as from all other positions with Teachers Insurance and Annuity Association of America (“TIAA”), TIAA-CREF Life’s parent company, on October 15, 2008 and October 10, 2008, respectively.

Accordingly, the following text should be inserted in the section entitled “EXECUTIVE OFFICERS AND DIRECTORS – Directors” on pages 54-55 of the prospectus, and information related to Brian Browdie, Stephen Gruppo, Padel Lattimer, Craig K. Nordyke, Kim Petry and Susan Tannehill should be removed.

Patrick J. Kennedy, 53, has served as Vice President and Head of the Shared Resource Group in Client Services of TIAA since August 2008. From April 2004 to August 2008, Mr. Kennedy served as the Vice President and Head of Wealth Management Services of TIAA. Prior to joining TIAA, Mr. Kennedy worked as an independent consultant from November 2003 to April 2004 after working at Deutsche Asset Management as Director of Managed Account Services from June 2002 to November 2003.

Russell Noles, 50, was appointed by TIAA as Senior Vice President of Product Development and Management in October 2008. From July 2006 to September 2008, Mr. Noles served as Senior Vice President, Head of Corporate Internal Audit for TIAA. From May 2005 to June 2006, he served as Vice President and Acting Chief Financial Officer of TIAA. From July 2004 to April 2005, he served as Vice President, Head of Corporate Internal Audit for TIAA. Prior to joining TIAA, Mr. Noles was a Vice President, Internal Audit with the St. Paul Companies from November 2001 to June 2004.

Additionally, on November 13, 2008, Edward D. Van Dolsen was appointed as Vice President of TIAA-CREF Life. Accordingly, the following paragraph should be inserted in the section entitled “EXECUTIVE OFFICERS AND DIRECTORS – Executive Officers” on page 57 of the prospectus.

Edward D. Van Dolsen, 50, has served as Executive Vice President, Product Development and Management of TIAA since August 2008. Mr. Van Dolsen was Executive Vice President of Institutional Client Services of TIAA from March 2006 to September 2008. From July 2003 to February 2006, Mr. Van Dolsen served as TIAA’s Senior Vice President of Pension Products and from July 1998 to June 2003, Mr. Van Dolsen served as Vice President of Support Services of TIAA.

Furthermore, on November 13, 2008, Mary (Maliz) Beams resigned from her position as Vice President of TIAA-CREF Life. In addition, Ana Ramirez, who served as TIAA-Life’s Director of Business Unit Finance, resigned from her positions with TIAA-CREF Life, as well as from all other positions with TIAA. Accordingly, the information related to Ms. Beams and Ms. Ramirez in the section entitled “EXECUTIVE OFFICERS AND DIRECTORS – Executive Officers” on page 56 of the prospectus should be removed.

II.	INFORMATION FOR CONNECTICUT STATE CONTRACTOWNERS

If you are a Connecticut resident at the time you purchase your Contract, you should understand that your Contract uses the term “Disintermediation Risk Charge” as opposed to “Surrender Charge” when describing the charge that will be assessed on any surrender or withdrawal taken from any FTD more than 30 days before the end of its term. Accordingly, in the sections of the prospectus on page 2 entitled “SUMMARY – What fees and expenses might be deducted from my Contract—Surrender Charge?” and on page 12 entitled “CHARGES – Surrender Charge,” the following should be inserted at the end of the paragraphs in those sections:

Contracts issued to Connecticut residents use the term “Disintermediation Risk Charge” as opposed to “Surrender Charge.”

A11787 (11-08)